Simpson Thacher & Bartlett LLP
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July 23, 2020

Re:	Global Blue Group Holding AG (the “Company”)

Registration Statement on Form F-4, as amended

Filed February 24, 2020, June 19, 2020, July 8, 2020 and July 17, 2020

File No. 333-236581 (the “Registration Statement”)

Mr. Jeff Kauten

Staff Attorney, Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3628

Dear Jeff:

This letter is sent in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated to us in its letter dated July 22, 2020 regarding Amendment No. 3 of the Registration Statement, which Registration Statement included a preliminary prospectus of the Company and a preliminary proxy statement of Far Point Acquisition Corporation.

We are submitting this correspondence with today’s filing of Amendment No. 4 to the Registration Statement, which reflects, among other things, the revisions set forth below.

For ease of reference, we have set forth below, in bold, the Staff’s comment prior to each of the Company’s responses. Capitalized terms used in the Company’s responses below but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

1. SEC Comment: Please revise the basic and diluted pro forma weighted average number of shares outstanding on page 150 to reflect the cashless exchange of Series A Preferred Shares of New Global Blue for ordinary shares of New Global Blue. In this regard, we note that the presentation here is not consistent with the presentation on page 160.

Company Response: In response to this comment, pages 150 and 160 of Amendment No. 4 have been revised.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 2 -	July 23, 2020

2. SEC Comment: Your disclosures indicate that the cash flow projections used in the impairment analysis were based on management’s current view at the time of the analysis. Please tell us and consider disclosing when the most recent goodwill impairment test was performed. Also, revise to specify what consideration, if any, was given to the potential effects of COVID when preparing the cash flow projections used in the goodwill analysis.

Company Response: Please refer to pages F-52 and F-53 of Amendment No. 4 to the Registration Statement for the revised disclosure in response to this comment, including the considerations of the potential effects of COVID-19 pandemic taken into account when preparing the cash flow projections used in the goodwill analysis.

The most recent impairment test was performed as at March 31, 2020.

Company management took into account the potential effects of the COVID-19 pandemic when preparing the cash flow projections used in the goodwill impairment test through the elements detailed below:

•

Revenue Growth: For the purpose of the goodwill impairment test, the Company illustratively assumed a COVID-19 impact on near-term industry volumes, followed by a recovery. In particular, it was assumed that depressed volumes experienced in April 2020 would generally persist for most of the financial year ending March 31, 2021, resulting in revenue being meaningfully down compared to the prior year, with the associated flow-through to cash flows. A near total recovery relative to pre-COVID revenue levels was assumed for the financial year ending March 31, 2022, with full recovery in the subsequent three financial years

•

This management judgment was based on an assessment of historical travel disruptions (e.g., natural disasters, terrorist attacks, civil unrest, health risks (e.g., SARS and MERS)) in which travel was temporarily curtailed, to varying degrees, with growth eventually recovering to and exceeding pre-disruption levels, as a result of a normalization of travel demand and longer-term structural macroeconomic growth tailwinds.

•

Margin: Short-term and longer-term cost measures which were being implemented by management as of March 31, 2020 were not included in the analysis, thus resulting in a more conservative analysis. The decision to not include these was driven by the fact that the savings from the longer-term measures were still being quantified and the phasing from the short-term to the long-term measures was still under assessment.

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 3 -	July 23, 2020

3. SEC Comment: We note your response to prior comment 3. Please tell us how you determined the “headroom” amount and clarify whether “the percentage by which the recoverable amount exceeds the carrying value” is based on the excess recoverable amount over the carrying value of the cash-generating unit (“CGU”) or the carrying value of the goodwill. As part of your response, please provide us with the carrying value (including goodwill) and recoverable amount for each of the CGUs as of your most recent goodwill impairment test.

Company Response: In the prior response to the Staff’s comment, the headroom as described was the amount by which the recoverable amount of the CGU less net debt exceeded the carrying value of the goodwill.

As requested, we have set forth below the carrying value (including goodwill) and recoverable amount for each of the CGUs.

CGU	FV of CGU	Carrying Value of CGU	Headroom	% Carrying Value
TFSS	€1,446,475K	€671,351K	€775,124K	115%
AVPS	€327,731K	€104,086K	€223,645K	215%
Total	€1,774,206K	€775,437K	€998,769K	129%

4. SEC Comment: Please revise to disclose how you considered using a negative revenue growth rate scenario in your sensitivity analysis and whether using a negative growth rate would result in an impairment. In this regard, we refer to your response to prior comment 3. Alternatively, consider providing this information in your Critical Accounting Policies.

Company Response: Please refer to page F-53 of Amendment No. 4 to the Registration Statement for the revised disclosure in response to this comment, which includes a negative revenue growth scenario for the sensitivity analysis.

5. SEC Comment: Your response to prior comment 4 indicates that management considered the €1,551K impairment error to be quantitatively and qualitatively immaterial. Please provide us with a detailed SAB 99 analysis that supports your materiality assessment.

Company Response: As previously mentioned, the Company’s management concluded that the impairment amount of €1,551K was immaterial both quantitatively and qualitatively relative to the broader financial statements and therefore was not adjusted at year-end.

Management’s assessment was that the decision to not correct the error did not significantly alter the information made available to a reasonable investor and did not change or influence the judgment of a reasonable investor.

As requested, please see below management’s SAB 99 analysis that supports this conclusion.

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 4 -	July 23, 2020

Quantitative Analysis

•	The uncorrected impairment in question was considered immaterial relative to the impacted line item: The amount represented 0.41% of the Operating Expenses at €380,123K

•

The uncorrected impairment in question was considered immaterial relative to Revenue: The amount represented 0.37% of Group Revenue at €420,400K and 0.43% of TFSS Revenue at €359,557K (TFSS being the segment in which Refund Suisse was included)

•	There was no impact on Cash and Cash Equivalents or the Statement of Cash Flows

•

There was no impact on the main financial metrics, Adjusted EBITDA and Adjusted Net Income (Group Share), which management use to track business performance and communicate with potential investors. These metrics exclude exceptional items which are not considered indicative of ongoing business performance. The uncorrected impairment represented 0.90% of Adjusted EBITDA at €171,648K and 2.1% of Adjusted Net Income (Group Share) at €72,639K

•

Management considered the uncorrected impairment relative to the IFRS profit of the year of €529K, €8,428K profit before tax, loss attributable to the owners of the parent of €4,672K, comprehensive loss of €11,203K, and loss per share of €0.12. However, the view was taken, including with the benefit of numerous interactions with investors, that a comparison of the uncorrected impairment versus these metrics are not what a reasonable investor would consider. For example, the IFRS figures include €74,456K in non-cash amortization of intangible assets acquired through business combinations, including the original LBO of Global Blue several years ago, which investors understand in the context of a private equity-owned business. Furthermore, given the financial statements cover the financial year immediately preceding the actual listing of the Company, the Company’s view was taken that a reasonable investor would recognize, as detailed in the financials, that the unadjusted IFRS earnings are also impacted by transaction-related one-off costs, including for IPO preparation and merger-related fees and expenses, which are not representative of the ongoing business performance

•	There was no impact on Adjusted Net Debt, Net Debt, Leverage Ratio, and Sales in Store

•	The uncorrected impairment in question was considered immaterial relative to the broader TFSS goodwill: The amount represented 0.43% of the TFSS Goodwill at €358,760K

•

The uncorrected impairment in question did not have an impact on the recently prepared interim results for the six months ended September 30, 2019 or the five most recent completed financial years, both at a group and a segmental level: The uncorrected impairment was only accounted for in the financials for the full year ending March 31, 2020

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 5 -	July 23, 2020

•

The Company assessed the effect of the correction on the impacted disclosure, those being: Consolidated income statement; Consolidated statement of comprehensive income, consolidated statement of financial position, Note 6 (Segment Information), Note 7 (operating expenses), Note 10 (Exceptional Items), and Note 17 (Intangible Assets). The Company did not consider the impact to the specific tables or disclosures to be material

Qualitative Analysis

•

The uncorrected impairment did not mask a change in profitability or other trends: As articulated in the Registration Statement, the near-term trend of the Company will be impacted by the COVID-19 pandemic. This was already evident in the March 31, 2020 performance with full-year revenue and Adjusted EBITDA growth below levels of the interim September 30, 2019 financials. The inclusion of the impairment would not alter this trend.

•	The uncorrected impairment did not change a loss into income or vice versa

•

The uncorrected impairment did not affect the Company’s compliance with regulatory or other contractual requirements: For example, March 31, 2020 covenant compliance is based on Adjusted EBITDA, which is not impacted by the uncorrected impairment (i.e. correcting the misstatement would not have changed the Adjusted EBITDA or the leverage ratio)

•

The uncorrected impairment did not have the effect of increasing management compensation: Compensation is based on Adjusted EBITDA (not impacted by the uncorrected impairment) and numerous other personal performance / target-oriented requirements

•	The uncorrected impairment did not conceal an unlawful transaction nor was it done to “manage earnings”. On the contrary, a correction would have improved profit for the year

•	The Company is yet to be covered by the research analyst communication and, as such, the uncorrected impairment did not hide a failure to meet analysts’ consensus expectations for the Company

•	The uncorrected impairment arises from a precise measurement, though based on management judgment and understanding of accounting principles (which, in this case, was not correct)

•	The uncorrected impairment does concern the main segment of the Company (TFSS), though, as noted above, it equates to only 0.43% of the TFSS Revenue

Internal Controls Analysis

•	In evaluation of the internal controls, the error resulted from an operating failure in relation to a specific control activity in the preparation and review of the goodwill impairment testing file

•	Management’s assessment was that this is not a systemic issue, as Refund Suisse represents the only acquisition within the TFSS division. In other words, this was considered to be an isolated incident

•	This impairment represented the total amount of the contingent consideration related to Refund Suisse. The Company has no other contingent consideration

Simpson Thacher & Bartlett LLP

Jeff Kauten	- 6 -	July 23, 2020

•	The compensating control that identified the error was management’s detailed review of the financial statements

•	Management’s view was that, absent the compensating control which identified the error, the error itself was immaterial

Based on the above SAB99 analysis, the Company’s management concluded that it was quantitatively and qualitatively immaterial to the broader financial statements and as such decided not to adjust the financials or include commentary (taking the view that it did not warrant or require additional disclosures as detailed under IAS 36.130).

*    *    *

If you have any questions or would like further information concerning the Company’s responses set forth above, please do not hesitate to contact me. Thank you for your time and consideration.

Very truly yours,

/s/ Michael Wolfson

Michael Wolfson

cc:	Far Point Acquisition Corporation

Global Blue Group Holding AG

Morgan, Lewis & Bockius LLP